Exhibit 99.1

TABLE OF CONTENTS

Introduction	1

Caution Regarding Forward-Looking Information	2-3

Risks and Uncertainties	4

Significant Accounting Policies and Other Explanatory Information	4

Business Overview and Third Quarter 2025 Financial Highlights	5

Summary of Quarterly Information	6-8

Presentation of Financial Information and Non-GAAP Measures	9

Summary Results from Operations	10-11

Discussion of Results from Operations	12-16

Outstanding Share Data	17

Business Segment Information	18-21

Financial Instruments	22-23

Liquidity and Capital Resources	23-26

Disclosure Controls and Procedures and Internal Control Over Financial Reporting	26-27

Legal Proceedings	27

Recent Developments	27-28

Other Events	28

Corporate Information	28

Additional Information	28

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

October 30, 2025

This Management’s Discussion and Analysis (the “MD&A”) provides a discussion of the operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended September 30, 2025, and 2024. This report should be read in conjunction with the interim condensed consolidated financial statements and related notes for the period ended September 30, 2025 and 2024 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP” or “GAAP”). All dollar amounts are presented in U.S. dollars unless otherwise stated.

The purpose of this MD&A is to provide investors with a clear understanding of the Company’s performance, including its strategic initiatives, operational trends, and financial results. It also discusses key developments that may impact future performance and outlines the risks and opportunities that Real faces in the evolving real estate technology landscape.

This document includes forward-looking statements that reflect the Company’s expectations, projections, and future plans. These statements are subject to risks and uncertainties, which may cause actual results to differ materially. Readers are encouraged to review the “Caution Regarding Forward-Looking Information” section for further details on these risks.

As a growing real estate technology company, Real is focused on expanding its agent network, enhancing its proprietary technology platform, and diversifying its revenue streams through ancillary services. The following sections provide a discussion of our recent developments, operational highlights, financial performance, and future expectations.

1

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business, including expectations regarding the growth of its ancillary services, One Real Title, One Real Mortgage and Real Wallet;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot, and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and
●	litigation and antitrust matters that may impact the Company.

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker, title services, and wallet operations;
●	our inability to launch Leo for Clients with all expected features or at all;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to any lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes, or unfavorable interpretations of existing laws by regulators, that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;
●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;

2

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to maintain cash balances and generate cash sufficient to satisfy our operating requirements;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing;
●	changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

3

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of these risks occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly. Please refer to the risks under the caption “Risk and Uncertainties” in the Company’s MD&As for the interim periods ended March 31, 2025 and June 30, 2025, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov, as well as the risk factors set forth below, for a list of risks that could materially adversely affect our business, financial condition or results of operations.

The Company could be subject to unexpected tax liabilities.

The Company has provisions and reserves for taxes that we believe are sufficient to reflect our future tax obligations. However, it is possible that a taxing authority will successfully assert that we owe taxes that we do not believe that we owe and for which we do not have a provision or reserves. If the additional taxes are material, it could have a material adverse impact on our operating results and financial condition.

We may be exposed to lending, liquidity, concentration, and regulatory risks in our Real Wallet Capital business.

We launched our Real Wallet Capital business in certain U.S. states in October 2025, and earlier in the year in certain Canadian provinces. Through Real Wallet Capital, the Company makes business loans to real estate agents that are affiliated with the Company or its affiliates. The loans are made from the Company’s balance sheet. Real Wallet Capital is a new business for the Company, and the Company may not receive expected returns from the loans. Borrowers may default on amounts owed or file for bankruptcy and the Company may have limited recourse or recovery. Because Real Wallet Capital loans are funded from the Company’s balance sheet, this activity may reduce liquidity available for other corporate uses. In addition, loan concentrations among agents affiliated with the Company and exposure to the real estate industry may increase the risk of correlated defaults during market downturns.

The Company is operating in a complex legal and regulatory environment with Real Wallet Capital. There is no assurance that we will be able to comply with all applicable lending, licensing or disclosure requirements across jurisdictions, in an industry in which we have no prior experience, or that regulators will not later interpret these requirements in a manner adverse to the Company. An examination or enforcement action could result in penalties, increased compliance costs or restrictions on our ability to operate. Further, changes in interest rates, credit market conditions, or the valuation of our loan portfolio could negatively affect yields, borrower performance, and the carrying value of our loans. Because this business involves lending to affiliated agents, any defaults or disputes could also negatively affect agent relationships and the Company’s reputation.

SIGNIFICANT ACCOUNTING POLICIES AND OTHER EXPLANATORY INFORMATION

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include measures of share-based payment arrangements. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

4

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

BUSINESS OVERVIEW AND STRATEGY

Real is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and five Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense for service delivery, Real operates as a fully digital brokerage and offers agents a more flexible, efficient, and financially compelling model. Our proprietary software platform, reZEN, leverages artificial intelligence (“AI”) and automation to enhance agent productivity while maintaining a lean operating model.

Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services (including mortgage brokerage, title, and fintech products), into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

For further details on the Company’s business and strategy, see “Business Overview and Strategy” set out in our management’s discussion and analysis for the year ended December 31, 2024, available on SEDAR+ under the Company’s profile at www.sedarplus.com and on EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2024 Form 40-F. There have been no material changes to our business and strategy for the three and nine months ended September 30, 2025, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2024, as incorporated in our 2024 Form 40-F.

THIRD QUARTER FINANCIAL HIGHLIGHTS

●	The total value of completed real estate transactions was $21.4 billion in the third quarter of 2025, representing a 49% increase compared to $14.4 billion in the third quarter of 2024.

●	The total number closed transaction sides grew 49% year-over-year to 53,512 in the third quarter of 2025, an increase from 35,832 in the third quarter of 2024.

●	The total number of agents on the platform increased to 30,183 at the end of the third quarter of 2025, an increase of 39% from the third quarter of 2024.

●	Revenue rose to $568.5 million for the three months ended September 30, 2025, an increase of 53% from $372.5 million for the three months ended September 30, 2024.

●	Gross profit reached $44.9 million for the three months ended September 30, 2025, an increase of 40% from $32.1 million for the three months ended September 30, 2024.

●	Operating expenses, which include general & administrative, marketing, and research and development expenses, totaled $45.3 million for the three months ended September 30, 2025, an increase of 31% from $34.6 million for the three months ended September 30, 2024.

●	Net loss was $(0.3) million for the three months ended September 30, 2025, compared to a net loss of $(2.5) million for the three months ended September 30, 2024.

●	Adjusted EBITDA was $20.4 million for the three months ended September 30, 2025, compared to Adjusted EBITDA of $13.3 million for the three months ended September 30, 2024.

●	As of September 30, 2025, cash and cash equivalents and investments in financial assets totaled $55.8 million, compared to $32.8 million as of December 31, 2024.

5

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the nine most recently completed financial quarters ended September 30, 2025. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$568,549	$540,747	$353,981	$350,630	$372,488	$340,778	$200,743	$181,341	$214,640
Cost of Sales	523,692	492,886	320,045	320,645	340,359	308,910	179,984	165,810	195,865
Gross Profit	$44,857	$47,861	$33,936	$29,985	$32,129	$31,868	$20,759	$15,531	$18,775
General and Administrative Expenses	19,584	18,900	17,516	18,632	16,301	14,015	12,136	15,387	9,234
Marketing Expenses	21,034	23,284	17,697	13,698	15,261	15,889	12,629	9,084	11,577
Research and Development Expenses	4,712	3,993	3,932	4,042	3,045	2,608	2,462	2,325	1,931
Settlement of Litigation	-	-	-	-	-	-	9,250	-	-
Operating Expenses	$45,330	$46,177	$39,145	$36,372	$34,607	$32,512	$36,477	$26,796	$22,742
Operating Income (Loss)	$(473)	$1,684	$(5,209)	$(6,386)	$(2,478)	$(644)	$(15,718)	$(11,265)	$(3,967)
Other Income (Expenses), net	365	166	122	(115)	(151)	(57)	(173)	693	(38)
Finance Income (Expenses), net	(83)	(300)	34	434	214	523	552	32	10
Income (Loss) Before Tax	(191)	1,550	(5,121)	(6,705)	(2,541)	(1,110)	(16,097)	(11,990)	(3,939)
Tax Expense	89	-	-	-	-	-	-	-	-
Net Income (Loss)	(280)	1,550	(5,121)	(6,705)	(2,541)	(1,110)	(16,097)	(11,990)	(3,939)
Non-controlling Interest	167	38	154	62	(45)	(105)	-	26	(85)
Income (Loss) Attributable to the Owners of the Company	$(447)	$1,512	$(4,967)	$(6,643)	$(2,586)	$(1,215)	$(16,097)	$(11,964)	$(4,024)
Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Available for Sale Investment Portfolio	(131)	(9)	12	(16)	3	51	43	116	79
Foreign Currency Translation Adjustment	(59)	(8)	(121)	529	(230)	376	119	(38)	(52)
Comprehensive Income (Loss)	$(637)	$1,495	$(5,076)	$(6,130)	$(2,813)	$(788)	$(15,935)	$(11,886)	$(3,997)
Adjusted EBITDA Reconciliation:
Net Income (Loss)	$(280)	$1,550	$(5,121)	$(6,705)	$(2,541)	$(1,110)	$(16,097)	$(11,990)	$(3,939)
Finance Costs	83	300	34	169	(16)	899	671	(6)	(42)
Depreciation, Amortization, and Tax Expense	656	398	379	372	358	340	326	298	277
Stock-Based Compensation	19,912	17,795	12,707	15,119	15,417	13,536	8,844	19,423	7,144
Goodwill Impairment	-	-	-	-	-	-	-	723	-
Restructuring Expense	-	-	250	-	-	-	-	58	80
Expenses related to Anti-Trust Litigation Settlement	-	-	27	118	33	369	9,857	-	-
Adjusted EBITDA	$20,371	$20,043	$8,276	$9,073	$13,251	$14,034	$3,601	$8,506	$3,520
Basic Earnings (Loss) per Share	$(0.002)	$0.007	$(0.024)	$(0.033)	$(0.013)	$(0.006)	$(0.087)	$(0.066)	$(0.022)
Diluted Earnings (Loss) per Share	$(0.002)	$0.007	$(0.024)	$(0.033)	$(0.013)	$(0.006)	$(0.087)	$(0.066)	$(0.022)

6

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

QUARTERLY REVENUE PERFORMANCE BY CATEGORY

Year-over-year quarterly revenue growth (in thousands)

	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Commissions	565,307	537,445	351,749	348,083	369,890	338,574	199,252	180,417	213,319
Commissions – YoY QTR	53%	59%	77%	93%	73%	84%	86%	89%	92%
Title Revenue	1,307	1,346	1,030	1,338	1,400	1,255	795	480	964
Title Revenue – YoY QTR	(7)%	7%	30%	179%	45%	32%	33%	1%	99%
Mortgage Revenue	1,758	1,709	1,076	1,167	1,198	949	696	444	357
Mortgage Revenue – YoY QTR	47%	80%	55%	163%	236%	162%	427%	2237%	-%
Wallet Revenue	177	247	126	42	-	-	-	-	-
Wallet Revenue - YoY QTR	-%	-%	-%	-%	-%	-%	-%	-%	-%
Total Revenue	568,549	540,747	353,981	350,630	372,488	340,778	200,743	181,341	214,640
Total Revenue – YoY QTR	53%	59%	76%	93%	74%	84%	86%	89%	92%

Quarterly Revenue and Gross Margin Trends

Our revenue has continued to grow over the last eight quarters, driven primarily by the expansion of our agent base, and the resulting increase in closed transaction volume. Contributions from Title, Mortgage and Wallet businesses have also increased, though they remain a smaller portion of overall revenue.

Our gross margin percentage has fluctuated quarter to quarter, reflecting transaction mix, contributions from our ancillary services, and the proportion of agents who have reached their annual commission cap. Over time, we expect contributions from ancillary services to improve our gross margin.

Quarterly Operating Expense Trends

Operating expenses have generally increased in line with agent and transaction growth, as we continue to invest in technology, support functions, and headcount. Expenses in Q1 2024 reflect the $9.25 million settlement of the Umpa class action lawsuit, as described in Note 15 of our Q3 2025 interim condensed consolidated financial statements.

7

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

QUARTERLY KEY PERFORMANCE METRICS

The Company tracks the results of our operations and certain key performance metrics related to our business and the real estate industry to evaluate performance, make strategic decisions, and allocate resources. The following table presents these metrics for the last nine quarters:

	2025			2024				2023
Key Performance Metrics	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Closed Transaction Sides[1]	53,512	49,282	33,617	35,370	35,832	30,367	19,032	17,749	20,397
Total Value of Home Side Transactions ($, billions)[2]	21.4	20.1	13.5	14.6	14.4	12.6	7.5	6.8	8.1
Median Home Sale Price ($, thousands)[3]	390	387	380	380	383	384	372	355	370

Total Agents[4]	30,183	28,034	26,870	24,140	21,770	19,540	16,680	13,650	12,175
Agent Churn Rate (%)[5]	4.9	9.4	8.7	6.8	7.3	7.5	7.9	6.2	10.8
Revenue Churn Rate (%)[6]	1.4	1.9	2.5	1.8	2.0	1.6	1.9	4.9	4.5

Full-Time Employees[7]	439	429	410	264	240	231	151	159	162
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	340	324	307	178	155	142	117	118	120
Headcount Efficiency Ratio[9]	1:89	1:87	1:88	1:136	1:140	1:138	1:143	1:116	1:101
Revenue Per Full Time Employee ($, thousands)[10]	1,672	1,669	1,153	1,970	2,403	2,400	1,716	1,537	1,789
Operating Expense Excluding Revenue Share ($, thousands)[11]	29,592	28,534	26,641	26,835	22,956	20,037	27,413	19,956	14,796
Operating Expense Excluding Revenue Share Per Transaction ($)[12]	555	579	792	759	641	660	1,440	1,124	725

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

8

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements, which have been prepared in conformity with U.S. GAAP.

Non-GAAP measures and ratios

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, including non-GAAP ratios, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), operating expenses excluding certain non-cash items and related ratios.

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company. These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income (loss) because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a useful comparison between our competitors. A reconciliation of EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance, stock-based compensation and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique, non-recurring or non-operating in nature.

A reconciliation of Adjusted EBITDA to GAAP net income (loss) is presented under the section “Discussion of Results from Operations” of this MD&A.

Operating Expense Excluding Revenue Share

Operating expense excluding revenue share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expense. Management believes that Operating Expense Excluding Revenue Share provides investors with useful insight into Real’s underlying fixed and discretionary cost base by removing a variable expense that scales with revenue.

A reconciliation of operating expense excluding revenue share to operating expense is presented below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating Expense	$45,330	$34,607	$130,652	$103,596
Less:
Revenue Share	15,738	11,651	45,886	33,190
Operating Expense Excluding Revenue Share	$29,592	$22,956	$84,766	$70,406

Operating Expense Excluding Revenue Share Per Transaction

Operating expense excluding revenue share per transaction is a ratio calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Management uses this metric to evaluate operating efficiency and cost scalability on a per-transaction basis. Management and investors can use this metric to assess whether Real is achieving greater operating leverage as transaction volume grows.

KEY COMPONENTS OF RESULTS FROM OPERATIONS

For details on the key components of the results of operations, see “Key Components of Results from Operations” set out in our management’s discussion and analysis for the year ended December 31, 2024, available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov, as incorporated in our 2024 Form 40-F. There have been no material changes to our key components of results of operations for the three and nine months ended September 30, 2025, as compared to those described in our management’s discussion and analysis for the year ended December 31, 2024, as incorporated in our 2024 Form 40-F.

9

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

SUMMARY RESULTS FROM OPERATIONS

The following table sets forth our interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2025 and 2024 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues	$568,549	$372,488	$1,463,277	$914,009
Cost of Sales	523,692	340,359	1,336,623	829,253
Gross Profit	$44,857	$32,129	$126,654	$84,756

General and administrative expenses	19,584	16,301	56,000	42,452
Marketing expenses	21,034	15,261	62,015	43,779
Research and development expenses	4,712	3,045	12,637	8,115
Settlement of litigation	-	-	-	9,250
Operating Expenses	$45,330	$34,607	$130,652	$103,596
Operating Loss	$(473)	$(2,478)	$(3,998)	$(18,840)

Other income, net	365	151	653	381
Finance expenses	(83)	(214)	(417)	(1,289)
Loss Before Tax	$(191)	$(2,541)	$(3,762)	$(19,748)
Tax Expense	89	-	89	-
Net Loss	$(280)	$(2,541)	$(3,851)	$(19,748)
Net income (loss) attributable to non-controlling interests	167	(45)	51	(150)
Net Loss Attributable to the Owners of the Company	$(447)	$(2,586)	$(3,902)	$(19,898)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(131)	3	(128)	97
Foreign currency translation adjustment	(59)	(230)	(188)	265
Total Comprehensive Loss Attributable to Owners of the Company	$(637)	$(2,813)	$(4,218)	$(19,536)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	167	(45)	51	(150)
Total Comprehensive Loss	$(470)	$(2,768)	$(4,167)	$(19,386)
Earnings (Loss) per share
Basic loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.11)
Weighted-average shares, basic	218,996	196,668	216,262	188,864
Weighted-average shares, diluted	218,996	196,668	216,262	188,864

Basic and diluted earnings (loss) per share are calculated based on weighted average of the common shares of the Company (“Common Shares”) outstanding during the period.

10

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

The following table sets forth our cost of sales and operating expenses for the three and nine months ended September 30, 2025 and 2024 (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Cost of Sales	$523,692	$340,359	54%	$1,336,623	$829,253	61%

Operating Expenses
General and Administrative Expenses	19,584	16,301	20%	56,000	42,452	32%
Salaries and Benefits	9,753	7,314	33%	29,213	19,748	48%
Stock-Based Compensation for Employees	3,040	2,825	8%	6,059	6,245	(3)%
Administrative Expenses	758	1,066	(29)%	2,871	2,835	1%
Professional Fees	4,500	3,917	15%	13,700	10,339	33%
Depreciation and Amortization Expense	567	358	58%	1,344	1,024	31%
Other	966	821	18%	2,813	2,261	24%
Marketing Expenses	21,034	15,261	38%	62,015	43,779	42%
Salaries and Benefits	452	279	62%	1,255	721	74%
Stock-Based Compensation for Employees	43	6	617%	126	11	1045%
Stock-Based Compensation for Agents	3,935	2,665	48%	10,528	7,137	48%
Revenue Share	15,738	11,651	35%	45,886	33,190	38%
Other	866	660	31%	4,220	2,720	55%
Research and Development Expenses	4,712	3,045	55%	12,637	8,115	56%
Salaries and Benefits	2,584	1,681	54%	7,338	4,394	67%
Stock-Based Compensation for Employees	339	308	10%	944	641	47%
Other	1,789	1,056	69%	4,355	3,080	41%
Settlement of Litigation	-	-	-%	-	9,250	(100)%
Total Operating Expenses	45,330	34,607	31%	130,652	103,596	26%
Total Cost of Sales and Operating Expenses	$569,022	$374,966	52%	$1,467,275	$932,849	57%

11

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

DISCUSSION OF RESULTS FROM OPERATIONS

Key Performance Metrics

We track key performance indicators to evaluate business growth, agent and transaction trends, operational efficiency, and financial discipline. These metrics help management assess market activity, agent network stability, and the scalability of our platform. Closed transaction sides, total value of home side transactions, and median home sale price provide insight into market growth, market share, and transaction volume, key drivers of our revenue. Total agents, agent churn rate, and revenue churn rate help evaluate agent network expansion, retention, and the stability of our revenue base.

Operational efficiency is measured through metrics such as full-time employees (“FTEs”), headcount efficiency ratio, and revenue per FTE. These reflect the scalability of our business model and the relationship between headcount and revenue growth. In 2025, our FTE count increased primarily due to the conversion of 136 contractors in India (122 excluding One Real Mortgage and One Real Title) to employee status. This transition contributed to a decrease in the headcount efficiency ratio in 2025.

We also monitor operating expense excluding revenue share, and operating expense per transaction excluding revenue share, which provide additional visibility into our costs by isolating fixed and discretionary expenses from agent-driven revenue share.

Revenue

Revenue for the three months ended September 30, 2025, increased 53% to $568.5 million, from $372.5 million in the three months ended September 30, 2024. For the nine months ended September 30, 2025, total revenue grew to $1.5 billion compared to $914.0 million in the corresponding period of 2024. This substantial growth was driven primarily by an increase in the number of productive agents on our platform and the resulting increase in closed real estate transactions.

Substantially all revenue is generated from commissions on real estate transactions, supplemented by ancillary services. Continued investment in our technology platform is designed to support agent productivity, which we expect will further contribute to increased transaction growth. Further details on our revenue streams are provided in the Business Segment Information section below.

Cost of Sales

Cost of Sales for the three months ended September 30, 2025 increased to $523.7 million, from $340.4 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, Cost of Sales was $1.3 billion, compared to $829.3 million for the nine months ended September 30, 2024. The increase in both periods primarily reflected higher commission payments tied to agent and transaction growth.

As a percentage of revenue, Cost of Sales was 92.1% for the three months ended September 30, 2025, compared to 91.4% for the same period in 2024. For the nine months ended September 30, 2025, Cost of Sales was 91.3%, compared to 90.7% for the nine months ended September 30, 2024. The increases reflect a higher proportion of revenue generated by agents who had reached their annual commission cap, as well as lower contributions from higher-margin ancillary services.

Gross Profit

Gross profit for the three months ended September 30, 2025 grew to $44.9 million, compared to $32.1 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, Gross profit increased to $126.7 million, from $84.8 million for the nine months ended September 30, 2024. The increase was driven by higher transaction volume, growth in our agent base, and contributions from ancillary services.

Gross margin declined to 7.9% for the three months ended September 30, 2025, compared to 8.6% for the three months ended September 30, 2024, and to 8.7% for the nine months ended September 30, 2025, compared to 9.3% for the same period in 2024. The decline reflects a higher proportion of revenue generated by agents who had reached their annual commission cap, as well as a relative decrease in contribution from higher-margin ancillary services.

12

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

General & Administrative Expenses (“G&A”)

G&A expenses were $19.6 million for the three months ended September 30, 2025, compared to $16.3 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, G&A expenses were $56.0 million, compared to $42.5 million for the nine months ended September 30, 2024. These increases primarily reflect strategic investments in corporate infrastructure and personnel to support our growth and operations.

Key components contributing to the G&A increase include:

●	Salaries and benefits expense increased to $9.8 million for the three months ended September 30, 2025, compared to $7.3 million for the three months ended September 30, 2024, and to $29.2 million for the nine months ended September 30, 2025, compared to $19.7 million for the nine months ended September 30, 2024. The increase reflects higher headcount across administrative, finance, legal, and operations teams to support our larger agent base and transaction volume.

●	Professional fees were $4.5 million for the three months ended September 30, 2025, compared to $3.9 million for the three months ended September 30, 2024 and $13.7 million for the nine months ended September 30, 2025, compared to $10.3 million for the nine months ended September 30, 2024. The increase reflects higher broker consulting costs, higher consulting, audit and tax compliance costs, and increased legal expenses.

●	Stock-based compensation within G&A was $3.0 million for the three months ended September 30, 2025, compared to $2.8 million for the three months ended September 30, 2024, and $6.1 million for the nine months ended September 30, 2025, compared to $6.2 million for the nine months ended September 30, 2024. The relatively flat year-to-date expense reflects adjustments for RSUs with performance conditions no longer expected to vest, offset by increased equity grants.

Marketing Expenses

Marketing expenses were $21.0 million for the three months ended September 30, 2025, compared to $15.3 million for the three months ended September 30, 2024, and $62.0 million for the nine months ended September 30, 2025, compared to $43.8 million for the nine months ended September 30, 2024. This increase reflects our continued investment in agent attraction and retention, consistent with our model of prioritizing agent-driven growth over traditional advertising.

Key components contributing to the increase in marketing expenses include:

●	Revenue share, the largest component of Marketing expense, rose to $15.7 million for the three months ended September 30, 2025, compared to $11.7 million for the three months ended September 30, 2024, and $45.9 million for the nine months ended September 30, 2025, compared to $33.2 million for the nine months ended September 30, 2024. The increase primarily reflects a larger base of productive agents and corresponding transaction growth.

●	Stock-based compensation for agents was $3.9 million for the three months ended September 30, 2025, compared to $2.7 million for the three months ended September 30, 2024, and $10.5 million for the nine months ended September 30, 2025, compared to $7.1 million for the nine months ended September 30, 2024. The increase was due to higher transaction-related RSU awards that were granted to incentivize and retain high-performing agents.

Research and Development Expenses (“R&D”)

R&D expenses were $4.7 million for the three months ended September 30, 2025, compared to $3.0 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, R&D expenses were $12.6 million, compared to $8.1 million for the nine months ended September 30, 2024. The increase was primarily driven by higher headcount to support ongoing investment in platform enhancements, new product development, and technological innovation, including various AI initiatives, as well as payroll-related costs associated with the acquisition of the Flyhomes consumer search portal.

13

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Operating Income (Loss)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Operating Loss	(473)	(2,478)	(81)%	(3,998)	(18,840)	(79)%
Percentage of Total Revenues	(0.1)%	(0.7)%		(0.3)%	(2.1)%

Operating loss was $(0.5) million for the three months ended September 30, 2025, compared to $(2.5) million for the three months ended September 30, 2024. As a percentage of revenue, the operating loss narrowed to (0.1%) from (0.7%) from the prior year period.

For the nine months ended September 30, 2025, Operating Loss was $(4.0) million, an improvement from $(18.8) million for the nine months ended September 30, 2024. As a percentage of revenue, Operating loss improved to (0.3)% from (2.1)%. The improvement reflects strong revenue growth and disciplined expense management, partially offset by higher personnel and operating costs to support growth. The prior year’s nine-month results also included a $9.25 million litigation settlement expense related to the resolution of the Umpa v. The National Association of Realtors, et al. (the “Umpa Class Action”) lawsuit, which did not recur in 2025.

The Company remains committed to balancing growth with improving profitability. We continue to focus on scaling our agent network while managing our cost structure to drive long-term financial performance.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Net Loss	$(280)	$(2,541)	(89)%	$(3,851)	$(19,748)	(80)%
Add/(Deduct):
Depreciation and Amortization	567	358	58%	1,344	1,024	31%
Tax Expense	89	-		89	-
EBITDA (i)	$376	$(2,183)	117%	$(2,418)	$(18,724)	87%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

EBITDA was $0.4 million for the three months ended September 30, 2025, compared to $(2.2) million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, EBITDA was $(2.4) million, compared to $(18.7) million for the nine months ended September 30, 2024. The improvement for both periods was primarily driven by revenue growth and cost management initiatives, offset in part by higher salaries, benefits, and technology-related operating expenses. Consistent with Operating loss, the prior year’s nine-month EBITDA was impacted by the $9.25 million Umpa Class Action litigation settlement expense, which materially impacted 2024 results and did not recur in 2025.

14

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes stock-based compensation expense, tax expense, finance expenses, depreciation and amortization expense, goodwill impairment, restructuring expenses, and expenses incurred as part of the settlement agreement to resolve the Umpa Class Action. Stock-based compensation expense is influenced by factors such as the volume of awards granted and/or forfeited during the period, as well as changes in their fair value. Management uses Adjusted EBITDA to evaluate core operating performance and scalability.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Net Loss	$(280)	$(2,541)	(89)%	$(3,851)	$(19,748)	(80)%
Add/(Deduct):
Finance Expenses, Net	83	(16)	(619)%	417	1,554	(73)%
Depreciation and Amortization	567	358	58%	1,344	1,024	31%
Stock-Based Compensation	19,912	15,417	29%	50,414	37,797	33%
Restructuring Expenses	-	-	-%	250	-	-%
Expenses Related to Anti-Trust Litigation Settlement	-	33	(100)%	27	10,259	(100)%
Tax Expense	89	-		89	-
Adjusted EBITDA(i)	$20,371	$13,251	54%	$48,690	$30,886	58%

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section of this MD&A.

Adjusted EBITDA was $20.4 million for the three months ended September 30, 2025, compared to $13.3 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, Adjusted EBITDA increased to $48.7 million, compared to $30.9 million for the nine months ended September 30, 2024. The growth in Adjusted EBITDA for both periods reflects:

●	Revenue growth from a larger agent base and higher closed transaction volume.
●	Operating leverage as corporate infrastructure and technology scaled with revenue.
●	Exclusion of stock-based compensation, which amounted to $19.9 million for the three months ended September 30, 2025 (up from $15.4 million for the three months ended September 30, 2024), and $50.4 million, up for the nine months ended September 30, 2025 (up from $37.8 million for the nine months ended September 30, 2025). The increase in stock-based compensation reflects higher participation in the Agent Purchase Program, which allows agents to purchase RSUs using a percentage of their commission, greater production-based RSU awards for agents, and additional equity compensation awarded to FTEs.

15

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Stock-Based Compensation

Stock-based compensation expense for the three months ended September 30, 2025 was $19.9 million compared to $15.4 million for the three months ended September 30, 2024. Stock-based compensation expense for the nine-month period ended September 30, 2025 was $50.4 million compared to $37.8 million for the nine-month period ended September 30, 2024. The increase for both periods is primarily attributable to higher participation in the Agent Stock Purchase Program, increased production-based incentives for agents, and higher equity compensation awarded to FTEs.

Stock-based compensation is expected to continue increasing as we expand our agent network, enhance equity programs to attract and retain key personnel, and grant production-based equity awards to qualifying agents. As equity awards typically vest over one to three years, stock-based compensation expense in a given period may fluctuate due to changes in share price and the timing of new grants.

The following tables are presented in thousands:

	Three Months Ended September 30,
	2025			2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$12,555	$12,555	$-	$9,613	$9,613
Marketing Expenses – Agent Stock-Based Compensation	55	3,880	3,935	90	2,575	2,665
Marketing Expenses – FTE Stock-Based Compensation	-	43	43	1	5	6
Research and Development – FTE Stock-Based Compensation	-	339	339	5	303	308
General and Administrative – FTE Stock-Based Compensation	178	2,862	3,040	383	2,442	2,825
Total Stock-Based Compensation	$233	$19,679	$19,912	$479	$14,938	$15,417

	Nine Months Ended September 30,
	2025			2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$32,757	$32,757	$-	$23,763	$23,763
Marketing Expenses – Agent Stock-Based Compensation	180	10,348	10,528	301	6,836	7,137
Marketing Expenses – FTE Stock-Based Compensation	-	126	126	2	9	11
Research and Development – FTE Stock-Based Compensation	3	941	944	20	621	641
General and Administrative – FTE Stock-Based Compensation	640	5,419	6,059	1,448	4,797	6,245
Total Stock-Based Compensation	$823	$49,591	$50,414	$1,771	$36,026	$37,797

16

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

OUTSTANDING SHARE DATA

As of September 30, 2025, the Company had 210.9 million Common Shares issued and 210.9 million Common Shares outstanding. Additionally, there were 26.1 million Common Shares reserved for issuance subject to RSUs and 11.4 million Common Shares reserved for issuance pursuant to the exercise of Options. At quarter end, 3.6 million shares that were repurchased under the Company’s share repurchase plan were retired.

As of October 23, 2025, the Company had 211.8 million Common Shares issued and 211.8 million outstanding. As of October 23, 2025, a total of 26.8  million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share, but may be settled in cash in certain circumstances in accordance with the equity plan under which the RSUs were issued. Additionally, there were 11.3 million Options issued and outstanding with exercise prices ranging from $0.08 to $6.50 per share and expiration dates ranging from June 2030 to August 2035. Each Option is exercisable for one Common Share.

17

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

BUSINESS SEGMENT INFORMATION

A breakdown of the interim condensed consolidated statements of comprehensive income (loss) by business segment during the period, as well as a reconciliation from Net Income (Loss) to Adjusted EBITDA, is included below (in thousands). Further details regarding the Company’s operating segments are provided in Note 5 within the Financial Statements.

NORTH AMERICAN BROKERAGE

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Revenues	$565,307	$369,890	53%	$1,454,501	$907,716	60%
Cost of sales	522,564	339,507	54%	1,333,550	827,243	61%
Gross Profit	42,743	30,383	41%	120,951	80,473	50%
Operating Expenses	41,966	31,842	32%	119,589	96,246	24%
Operating Income (Loss)	777	(1,459)	(153)%	1,362	(15,773)	(109)%
Net Income (Loss)	946	(1,693)	156%	1,453	(17,203)	108%
Add/(Deduct)
Finance (Income) Expenses, Net	73	(41)	278%	381	1,495	(75)%
Depreciation and Amortization	373	163	129%	760	440	73%
Tax Expense	89	-		89	-
Stock-Based Compensation Adjustments	19,640	15,417	27%	49,658	37,797	31%
Expenses Related to Anti-Trust Litigation Settlement	-	33	(100)%	27	10,259	(100)%
Adjusted EBITDA	$21,121	$13,879	52%	$52,368	$32,788	60%

Revenues for the three months ended September 30, 2025 were $565.3 million, an increase of 53% compared to $369.9 million for the three months ended September 30, 2024. For the nine months ended September 30, 2025, revenues were $1.5 billion, an increase of 60% compared to $907.7 million for the nine months ended September 30, 2024. Growth in both periods was driven by an increase in productive agents on our platform and higher transaction volume.

Operating expenses were $42.0 million for the three months ended September 30, 2025, compared to $31.8 million for the three months ended September 30, 2024, and $119.6 million for the nine months ended September 30, 2025, compared to $96.2 million for the nine months ended September 30, 2024. The increases primarily reflect higher personnel and technology costs, along with increased stock-based compensation.

The segment reported operating income of $0.8 million for the three months ended September 30, 2025, compared to a loss of $(1.5) million in 2024. For the nine months ended September 30, 2025, operating income was $1.4 million, compared to a loss of $(15.8) million in 2024. The improvement reflects revenue growth, expense management, and the absence of the $9.25 million Umpa Class Action settlement recorded in 2024.

Adjusted EBITDA was $21.1 million for the three months ended September 30, 2025, compared to $13.9 million for the three months ended September 30, 2024, and $52.4 million for the nine months ended September 30, 2025, compared to $32.8 million for the nine months ended September 30, 2024. The increases primarily reflect higher revenue and operating leverage, as well as higher stock-based compensation.

18

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

ONE REAL TITLE

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Revenues	$1,307	$1,400	(7)%	$3,683	$3,450	7%
Cost of sales	206	197	5%	589	482	22%
Gross Profit	1,101	1,203	(8)%	3,094	2,968	4%
Operating Expenses	1,853	1,832	1%	6,264	4,724	33%
Operating Loss	$(752)	$(629)	20%	$(3,170)	$(1,756)	81%
Net Loss	$(754)	$(484)	56%	$(3,189)	$(1,309)	144%
Add/(Deduct)
Finance (Income) Expenses, Net	2	25	(92)%	19	58	(67)%
Depreciation and Amortization	168	167	1%	505	503	-%
Stock-Based Compensation Adjustments	26	-		30	-
Restructuring Expense	-	-		250	-
Adjusted EBITDA	$(558)	$(292)	91%	$(2,385)	$(748)	219%

Revenues for One Real Title were $1.3 million for the three months ended September 30, 2025, compared to $1.4 million for the three months ended September 30, 2024, a decrease of (7%). For the nine months ended September 30, 2025, revenues increased to $3.7 million, compared to $3.5 million for the nine months ended September 30, 2024.

The year-over-year decline in quarterly revenues was primarily due to the termination of several joint ventures, which has not yet been fully offset by the ramp-up of new state-based joint ventures, which generally require several quarters before reaching scale. During 2025, the segment also underwent a strategic realignment under new leadership, shifting from a model focused on individual team-based joint ventures to a state-based joint venture structure designed to drive improved operating leverage and efficiency. While this transition has impacted near-term results, management believes the revised strategy better positions One Real Title for stronger growth and profitability over time.

The segment reported an operating loss of $(0.8) million for the three months ended September 30, 2025, compared to a loss of $(0.6) million for the same period in 2024. For the nine months ended September 30, 2025, operating loss was $(3.2) million, compared to a loss of $(1.8) million for the nine months ended September 30, 2024. The higher losses in both periods primarily reflect costs associated with the relaunch strategy.

19

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

ONE REAL MORTGAGE

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Revenues	$1,758	$1,198	47%	$4,543	$2,843	60%
Cost of sales	871	655	33%	2,348	1,528	54%
Gross Profit	887	543	63%	2,195	1,315	67%
Operating Expenses	1,126	933	21%	3,918	2,626	49%
Operating Loss	$(239)	$(390)	(39)%	$(1,723)	$(1,311)	31%
Net Loss	$(236)	$(364)	(35)%	$(1,720)	$(1,236)	39%
Add/(Deduct)
Finance (Income) Expenses, Net	-	-		-	1	(100)%
Depreciation and Amortization	26	28	(7)%	79	81	(2)%
Stock-Based Compensation Adjustments	204	-		662	-
Adjusted EBITDA	$(6)	$(336)	98%	$(979)	$(1,154)	15%

Revenues for One Real Mortgage were $1.8 million for the three months ended September 30, 2025, compared to $1.2 million for the three months ended September 30, 2024, an increase of 47%. For the nine months ended September 30, 2025, One Real Mortgage revenues increased to $4.5 million, compared to $2.8 million for the nine months ended September 30, 2024, an increase of 60%. Growth in both periods was driven by the addition of productive loan officers to the platform and the launch of an inside sales team.

The segment reported a modest operating loss of $(0.2) million for the three months ended September 30, 2025, compared to a loss of $(0.4) million for the same period in 2024. For the nine months ended September 30, 2025, operating loss was $(1.7) million, compared to a loss of $(1.3) million in 2024, with the increase primarily attributable to $0.7 million of stock-based compensation expense recorded in 2025 compared to none in the prior year. The improvement reflects revenue growth and expense management.

20

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

REAL WALLET

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	% Change	2025	2024	% Change
Revenues	$177	$-		$550	$-
Cost of sales	51	-		136	-
Gross Profit	126	-		414	-
Operating Expenses	385	-		881	-
Operating Loss	$(259)	$-		$(467)	$-
Net Loss	$(236)	$-		$(395)	$-
Add/(Deduct)
Finance (Income) Expenses, Net	8	-		17	-
Stock-Based Compensation Adjustments	42	-		64	-
Adjusted EBITDA	$(186)	$-		$(314)	$-

Revenues for Real Wallet were $0.2 million for the three months ended September 30, 2025, and $0.6 million for the nine months ended September 30, 2025. There is no comparable revenue from the prior year period as the product was launched in the fourth quarter of 2024.

During the three months ended September 30, 2025, we recorded a one-time contra revenue adjustment of $0.1 million related to the launch of the Real Wallet Rewards program. Real Wallet Revenue is derived primarily from interchange fees on agents’ use of Real-branded debit cards, interest income on deposit balances held with Thread Bank, Member FDIC, and interest income from credit extended to agents. As of September 30, 2025 approximately $17 million was held by agents in Real Wallet deposit accounts, and approximately $4 million of credit was outstanding.

REVENUE BY GEOGRAPHY

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
United States	$499,166	$319,411	$1,300,336	$792,161
Canada	69,383	53,077	162,941	121,848
Total revenue by region	$568,549	$372,488	$1,463,277	$914,009

21

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

The determination of which classification category is applicable depends, in part, on management’s intent and ability to hold the securities and is made on an instrument-by-instrument basis. Three classification categories are used:

Held to maturity (HTM) — Securities that the entity has the positive intent and ability to hold to maturity are accounted for at amortized cost.

Available for sale (AFS) — Securities that are not classified as held to maturity or trading are accounted for at fair value through other comprehensive income (FVTOCI).

Trading — Trading securities are accounted for at fair value through net income (FVTNI).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTNI. A financial liability is classified as at FVTNI if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTNI are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company applies a control-based model to determine derecognition and derecognizes assets when control is surrendered. Control of a financial asset is surrendered only if (1) the transferred asset is legally isolated from the transferor; (2) the transferee has the ability to freely pledge or exchange the transferred financial asset (or third-party beneficial interest holders have the right to pledge or exchange the beneficial interests if the transferee’s sole purpose is to engage in securitization or asset-backed financing activities); and (3) neither the transferor nor its consolidated affiliates or agents maintain effective control over the transferred asset through other rights.

22

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments as of September 30, 2025 is included below (in thousands):

	As of September 30, 2025
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Level 3	Total
Investments in Financial Assets	$19,480	$-	$19,480	$19,352	$-	$-	$19,352
Total Financial Assets Measured at Fair Value (FV)	$19,480	$-	$19,480	$19,352	$-	$-	$19,352

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2025, cash and cash equivalents and investments totaled $55.8 million, compared to $32.8 million as of December 31, 2024. Cash and cash equivalents are comprised of cash held in our banking accounts and money market funds.

All of our operations are conducted in the U.S. and Canada. Assets in Israel and India, such as cash in the bank, subscriptions, computers and hardware, primarily relate to employees who provide support services for our North American operations.

For the three-month period ended September 30, 2025:

●	Cash flows generated from operating activities were $8.8 million, an increase from $7.2 million for the period ended September 30, 2024. The increase was primarily due to improved operating results, as discussed above, and the impact of non-cash equity-settled share-based payments of $4.5 million. This increase was partially offset by a decrease in customer deposits of $4.7 million.

●	Cash flows used in investing activities were $17.5 million, compared to a cash inflow of $0.5 million for the period ended September 30, 2024. The decrease was due to the purchase of financial assets of $14.3 million and the purchase of intangible assets for $2.8 million.

●	Cash flows used in financing activities were $14.8 million, compared to a cash use of $14.0 million for the period ended September 30, 2024. The increase in cash used was primarily due to a decrease of $1.0 million in proceeds from the exercise of options.

For the nine-month period ended September 30, 2025:

●	Cash flows generated by operating activities were $65.8 million, an increase from $44.6 million for the period ended September 30, 2024. The increase was primarily due to improved operating results, as discussed above, which in the prior year period were negatively impacted by the $9.25 million litigation settlement expense related to the Umpa Class Action. Additionally, the increase reflects the impact of non-cash equity-settled share-based payments of $12.6 million.

●	Cash flows used in investing activities were $16.0 million, primarily due to the net purchase of financial assets of $10.0 million, the purchase of an investment in equity securities for $2.3 million and the purchase of intangible assets for $2.8 million.

●	Cash flows used in financing activities were $24.8 million. Cash flow used in financing activities mostly reflects repurchases of Common Shares for satisfying RSU obligations totaling $24.3 million, which was partially offset by proceeds of $1.5 million from the exercise of Options.

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

23

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

The following table presents liquidity (in thousands):

	As of
	September 30, 2025	December 31, 2024
Cash and Cash Equivalents	$36,427	$23,376
Investment in Financial Assets	19,352	9,449
Total Capital [i]	$55,779	$32,825

[i] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this MD&A.

Our primary sources of liquidity are cash and cash flows from operations. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

Balance Sheet overview (in thousands)

	As of
	September 30, 2025	December 31, 2024
ASSETS
Current Assets	$124,710	$72,911
Non-Current Assets	20,505	13,684
TOTAL ASSETS	$145,215	$86,595

LIABILITIES
Current Liabilities	91,622	54,452
TOTAL LIABILITIES	91,622	54,452
TOTAL EQUITY	53,593	32,143
TOTAL LIABILITIES AND EQUITY	$145,215	$86,595

24

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Assets overview by geographical segment (in thousands)

	As of September 30, 2025
	Canada	Israel	India	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,555	$140	$3	$33,729	$36,427
Restricted Cash	25,090	-	-	10,855	35,945
Investment in Financial Assets	76	-	-	19,276	19,352
Trade Receivables	7,167	-	-	20,694	27,861
Other Receivables	-	53	-	-	53
Short-Term Financing Receivables, Net	2,119	-	-	105	2,224
Prepaid Expenses and Deposits	60	-	226	2,562	2,848
TOTAL CURRENT ASSETS	$37,067	$193	$229	$87,221	$124,710
NON-CURRENT ASSETS
Intangible Assets	-	-	-	4,518	4,518
Goodwill	-	-	-	8,993	8,993
Property and Equipment	12	9	196	2,297	2,514
Long-Term Financing Receivables, Net	1,220	-	-	1,010	2,230
Long-Term Investments	-	-	-	2,250	2,250
TOTAL NON-CURRENT ASSETS	1,232	9	196	19,068	20,505
TOTAL ASSETS	$38,299	$202	$425	$106,289	$145,215

	As of December 31, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,840	$61	$20,475	$23,376
Restricted Cash	16,140	-	7,949	24,089
Investment in Financial Assets	73	-	9,376	9,449
Trade Receivables	5,089	-	9,146	14,235
Other Receivables	-	117	-	117
Prepaid Expenses and Deposits	-	-	1,645	1,645
TOTAL CURRENT ASSETS	$24,142	$178	$48,591	$72,911
NON-CURRENT ASSETS
Intangible Assets	-	-	2,575	2,575
Goodwill	-	-	8,993	8,993
Property and Equipment	16	11	2,089	2,116
TOTAL NON-CURRENT ASSETS	16	11	13,657	13,684
TOTAL ASSETS	$24,158	$189	$62,248	$86,595

25

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from operating activities into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts.

The Company’s investment securities portfolio consists primarily of debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of September 30, 2025, the total investment in securities available for sale at fair value was $19.4 million and is more fully disclosed in Note 9 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gain (Loss)	Estimated Fair Value September 30, 2025
Fixed Income	$9,370	$9,511	$514	$(128)	$19,267
Investment Certificate	79	6	-	-	85
Total	$9,449	$9,517	$514	$(128)	$19,352

The Company holds no debt obligations.

The Company has no future material contractual obligations or payments due with respect to debt, finance leases, operating leases, purchase obligations, or other capital commitments.

Capital management framework

Real defines capital as its equity. It is comprised of common shares, additional paid in capital, accumulated other comprehensive income, deficit, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds its operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts to changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its operations will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the three and nine-month periods ended September 30, 2025 and September 30, 2024.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of September 30, 2025.

26

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of September 30, 2025, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of September 30, 2025.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, it provides only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended September 30, 2025 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, Chief Marketing Officer, Chief Operating Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the A&R Plan (see Note 8.A of the Financial Statements).

LEGAL PROCEEDINGS

Refer to Note 15 within the Financial Statements for a description of legal proceedings affecting the Company, of which Note 15 is hereby incorporated by reference.

RECENT DEVELOPMENTS

Executive Trading Plans (Rule 10b5-1)

The Company has adopted a written insider trading policy that governs the purchase, sale, and other dispositions of the Company’s securities by its directors, officers, and employees, designed to promote compliance with applicable insider trading laws and regulations. The policy permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

On August 18, 2025, Guy Gamzu, a director of the Company, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 2,000,000 Common Shares. The first sale of Common Shares will not take place until at least December 17, 2025. The Plan end date is December 12, 2026. Under the Plan, Mr. Gamzu will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

27

THE REAL BROKERAGE INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2025 AND 2024

On September 23, 2025, Tamir Poleg, Chief Executive Officer and a director of the Company, entered into a 10b5-1 trading plan, which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 387,567 Common Shares. The first sale of Common Shares will not take place until at least January 22, 2026. The Plan end date is December 31, 2026. Under the Plan, Mr. Poleg will relinquish control over the sale transactions. Accordingly, sales under the Plan may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

OTHER EVENTS

On April 23, 2025, the employment of Michelle Ressler, the Company’s Former Chief Financial Officer, was terminated based on the Company’s opinion that she engaged in actions that violated Company policies related to personal expenses. The Company has completed its review of Ms. Ressler’s actions, and has determined at this time that these actions of the former CFO did not have a material impact on the Company’s previously issued financial statements.

CORPORATE INFORMATION

The Real Brokerage Inc. was incorporated under the laws of the Business Corporations Act (British Columbia) on February 27, 2018. Originally a capital pool company, Real completed a qualifying transaction on June 5, 2020, acquiring all of the issued and outstanding shares of Real Technology Broker Ltd., an Israel-based private corporation, and changed its name to The Real Brokerage Inc.

The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

Common shares are listed and traded on the Nasdaq under the symbol “REAX”. The Company is a “reporting issuer” in all the provinces and territories of Canada. The Company qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2024, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com and EDGAR under the Company’s profile at www.sec.gov.

28